TFS
Tradition Financial Services

Lisa RUIZ
Public Relations

03007002

February 19, 2003

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: TFS (File No. 82-5095)
Information being furnished pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of TFS, a Swiss corporation, I enclose pursuant to Rule 12g3-2(b) the following:

SUPPL

- A press release on TFS Consolidated Turnover for the year 2002.

TFS has issued press releases in addition to those listed above. They are not being submitted with this letter in reliance on Rule 12g3-2(b)(3) because TFS believes that their contents would not be material to a decision to invest in TFS shares. All of TFS's English-language press release continue to be available at www.tfsbrokers.com, a website maintained by one of its U.S. subsidiaries.

As described in our letter to you dated May 23, 2000, TFS has continued to publish financial information (in the French language only) in a French legal newspaper pursuant to the requirements of French law. There are no English translations, versions, or summaries of the publications that have been prepared.

TFS does not currently require the availability of the Rule 12g3-2(b) exemption because it has far fewer than 300 U.S. shareholders.

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents being furnished in and with this letter are being furnished with the understanding that they will not be deemed "filed" or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of any information or documents in or with this letter constitutes an admission for any purpose that TFS is subject to that Act.

To signify your receipt of this letter and the enclosures, kindly date-stamp the enclosed extra copy of this letter and return it to me in the enclosed postage-paid envelope. Thank you.

Very truly yours,

Lisa Ruiz

Enclosures
By Federal Express

dw 3/13

TFS

Tradition Financial Services

Press release
13.02.03

TFS
Consolidated turnover in 2002 :
CHF 172.3 millions
+6.4% at constant exchange rates

TFS posted a consolidated turnover of CHF 172.3 million (EUR 118.6 million) in 2002, against CHF 172.0 million (EUR 116.0 million) in 2001, turnover was slightly up by 0.2%,.

Turnover in fourth quarter was CHF 37.3 million (EUR 25.7 million) compared with CHF 46.0 million in the same period last year, a year-on-year decrease of 18.8%. If stated in constant terms, this decline would have been limited to 10.1%.

This steadiness of revenues masks unusually high differences in performance between the various products brokered by TFS. In particular, the protracted difficulties in electricity markets, important areas for the Group during 2001, have negatively affected TFS's second half numbers. Yet, this shortfall has been counterbalanced by continued growth in oil products, currency options and equities around the world.

*Founded in 1985, **TFS (Tradition Financial Services)** is a pure broker of a diversified portfolio of financial products. The Group is present in the world's main financial centers, covering the currency options, equity derivatives, precious metals, energy and pulp & paper markets. TFS's energy division brokers products such as electricity, natural gas, oil, coal and weather derivatives. TFS is listed on the Second Marché of the Paris Stock Exchange – foreign section – and in the NextPrime segment of Euronext. For more information on our Group, visit our site at www.tfsbrokers.com. Sicovam code: 49044.*

Lausanne, 13 February 2003

Press contact:

TFS
Catherine Chaumely
Tel : 33 1 56 43 70 31

Image Sept
Estelle Guillot-Tantay
Tel : 33 1 53 70 74 93